UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: January 4, 2022

Evolution Development Group, Inc.

Florida

(State or other jurisdiction of incorporation or organization)

61-1904200
(I.R.S. Employer Identification No.)

626 Wilshire Blvd, Suite 410

Los Angeles, CA 90017

310-776-3459

Title of each class of securities issued pursuant to Regulation A:

Non-Voting Class B Common Stock

Note: This Form 1-U filing is being filed six days after the events reported due to the New Year holidays and a weekend occurring that prevented a filing within 4 days.

Item 1. Fundamental Changes

On December 29, 2021, Lindsay Brewer and Christian Young acquired control of Evolution Development Group, Inc. (the “Company”) by purchasing 780 shares of Class A Voting Common Stock of the Company from John Norman and Anthony S. Tann. John Norman cancelled and executed a release of all claims for all outstanding loans Norman made to the Company, including all principal and interest. The Share Transfer Agreement effectuating this transaction and the agreement cancelling the loans are attached as exhibits to this Form 1-U.

Item 6. Changes in Control of Issuer

A change of control of the Company took place on December 29, 2021 as set out above. (1) the identity of the persons who acquired such control. As a result of the transaction mentioned above and as set out in the attached exhibits, Lindsay Brewer (“Brewer”) and Christian Young (“Young”) acquired control of the Company by purchasing 780 shares of Class A Voting Common Stock of the Company from John Norman (“Norman”) and Anthony S. Tann. As a result, Brewer and

Young now own and control 78% (780 of the total 1,000 Class A Voting Common Shares) of the voting securities of the Company. Brewer and Young paid $1 per share for said securities. In addition, Young agreed to transfer to Norman 424,164 shares of common stock, par value $0.001 per share of Clubhouse Media Group, Inc., a Nevada corporation beneficially owned by Young as part of the transaction including the cancellation of all outstanding loans Norman made to the Company, including all principal and interest.

As a result of the transaction, Norman and Tann have resigned from all officer and director roles with the Company. As of January 3, 2022, the shareholders of the Company’s Class A stock adopted the resolution to elect Christian Young, Lindsay Brewer and Simon Yu to the Board of Directors and confirmed and accepted the resignation of John Norman and Anthony Tann effective December 29, 2021 and Greg Costello, effective as of December 14, 2021.

Item 7. Departure of Certain Officers

John Norman has resigned as the Company’s principal executive officer as of December 29, 2021. Effective December 29, 2021, Christian Young and Lindsay Brewer was elected co-CEOs of the company and Simon Yu was elected President.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter): Evolution Development Group, Inc.

By (Signature and Title): /s/ Christian Young, Chief Executive Officer

Date: January 4, 2022

Exhibits:

Share Transfer Agreement

Loan Cancellation And Settlement Agreement

_______________________________________________________

EXHBITS

SHARE TRANSFER AGREEMENT

LOAN CANCELLATION AND SETTLEMENT AGREEMENT

RESIGNATIONS

______________________________________________________

SHARE TRANSFER AGREEMENT

This Share Transfer Agreement (this “Agreement”) is entered into as of December 29, 2021 (the “Closing Date”), by and between Lindsay Brewer (“Brewer”) and Christian Young (“Young”) (together, the “Acquirers”); and each of John Norman (“Norman”) and Anthony S. Tann (“Tann”) (together, the “Shareholders”). The Acquirers and the Shareholders may be referred to in this Agreement collectively as the “Parties.”

WHEREAS, the Shareholders beneficially own 900 shares of Class A Common Stock of Evolution Development Group, Inc., a corporation formed and in active status under the laws of the State of Florida (“EVO”).  EVO has a total of 85,001,100 shares of capital stock authorized. Of the authorized shares, there are 1,100 shares designated as “Class A Common Stock.” Under the terms of EVO’s Bylaws, voting power and control over EVO is vested solely and exclusively in the beneficial owners of Class A Common Stock. EVO also has designated 80,000,000 shares as “Class B Common Stock.” Beneficial owners of Class B Common Stock have no voting rights and also have no right to participate in any meeting of the shareholders.

WHEREAS, the Acquirers desire to purchase, and the Shareholders desire to sell, 780 shares of Class A EVO common stock for the consideration of one dollar ($1.00) per share on the terms and subject to the conditions of this Agreement.

WHEREAS, concurrently, and as additional consideration, in exchange for Norman’s cancellation and release of all claims for all outstanding loans Norman made to EVO, including all principal and interest, (collectively, the “Loans”) Young will transfer to Norman 424,164 shares of common stock, par value $0.001 per share of Clubhouse Media Group, Inc., a Nevada corporation (the “Company”), beneficially owned by Young. The shares of Company Common Stock transferred to Norman at the Closing are referred to as the “Exchange Shares.”

WHEREAS, in order to complete Norman’s cancellation and release of the Loans, a Loan Cancellation and Settlement Agreement by and between EVO and Norman is included with this Agreement as Exhibit B and incorporated herein by reference as a material part of this Agreement.

NOW THEREFORE, on the stated premises and for and in consideration of the mutual covenants and agreements hereinafter set forth, and the mutual benefits to the Parties to be derived herefrom and therefrom, and intending to be legally bound hereby, it is hereby agreed as follows:

ARTICLE I. DEFINITIONS

Section 1.01 Definitions. The following terms, as used herein, have the following meanings:

(a)“Accredited Investor” has the meaning set forth in SEC Rule 501(a) of Regulation D.

(b)“Acquirers” means Brewer and Young.

(c)“Action” means any legal action, suit, claim, investigation, hearing or proceeding, including any audit, claim or assessment for Taxes or otherwise.

(d)“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with the Person.

(e)“Agreement” has the meaning set forth in the introductory paragraph of this Agreement.

(f)“Arbitrator” has the meaning set forth in Section 7.01(a).

(g)“Authority” means any governmental, regulatory, or administrative body, agency, or authority, any court or judicial authority, any arbitrator, or any public, private, or industry regulatory authority, whether international, national, Federal, state, or local.

(h)“Base Value” has the meaning set forth in Section 2.01(d).

(i)“Business Day” means any day that is not a Saturday, Sunday, or other day on which banking institutions in Nevada are authorized or required by law or executive order to close.

(j)“Closing Date” has the meaning set forth in the introductory paragraph of this Agreement.

(k)“Closing” has the meaning set forth in Section 2.02.

(l)“Company” means Clubhouse Media Group, Inc., a Nevada corporation and includes its successors and assigns (by operation of law and otherwise).

(m)“Company Common Stock” has the meaning set forth in the recitals to this Agreement.

(n)“Company Organizational Documents” has the meaning set forth in Section 4.01.

(o)“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise.” Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (i) any other Person (the “10% Owner”) (A) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast 10% or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (B) entitled to be allocated or receive 10% or more of the profits, losses, or distributions of the Controlled Person; (ii) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a 10% Owner ) of the Controlled Person; or (iii) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

(p)“EVO” has the meaning set forth in the recitals of this Agreement.

(q)“EVO Organizational Documents” has the meaning set forth in Section 3.01.

(r)“EVO Shares” has the meaning set forth in Section 2.01(a).

(s)“Exchange” has the meaning set forth in Section 2.01(d).

(t)“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(u)“Exchange Shares” has the meaning set forth in Section 2.01(b).

(v)“Law” means any domestic or foreign, federal, state, municipality or local law, statute, ordinance, code, rule, or regulation.

(w)“Lien” means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

(x)“Losses” and “Loss” has the meaning set forth in Section 6.01.

(y)“Material Adverse Effect” means a material and adverse effect, individually or in the aggregate, on the condition (financial or otherwise), net worth, management, earnings, cash flows, business, operations, or properties of a Party taken as a whole, whether or not arising from transactions in the ordinary course of business.

(z)“Norman” has the meaning set forth in the recitals of this Agreement.

(aa)“Order” means any decree, order, judgment, writ, award, injunction, rule, stay, or restraining order or consent of or by an Authority.

(bb)“Party” and “Parties” have the meanings set forth in the introductory paragraph of this Agreement.

(cc)“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

(dd)“Rule 144” has the meaning set forth in Section 3.03(d).

(ee)“SEC” means the United States Securities and Exchange Commission.

(ff)“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(gg)“Tax(es)” means any federal, state, local or foreign tax, charge, fee, levy, custom, duty, deficiency, or other assessment of any kind or nature imposed by any Taxing Authority (including any income (net or gross), gross receipts, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, real property, personal property, intangible property, occupancy, recording, minimum, alternative minimum, environmental or estimated tax), including any liability therefor as a transferee or successor, as a result of Treasury Regulation Section 1.1502-6 or similar provision of applicable Law or as a result of any Tax sharing, indemnification or similar agreement, together with any interest, penalty, additions to tax or additional amount imposed with respect thereto.

(hh)“Taxing Authority” means the Internal Revenue Service and any other Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

(ii)“Transactions” means the transactions contemplated by this Agreement.

Section 1.02 Interpretive Provisions. Unless the express context otherwise requires:

(a)the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c)the terms “Dollars” and “$” mean United States Dollars;

(d)references herein to a specific Section, Subsection, Recital or Exhibit shall refer, respectively, to Sections, Subsections, Recitals or Exhibits of this Agreement;

(e)wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f)references herein to any gender shall include each other gender;

(g)references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors, and assigns;

(h)references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i)references herein to any contract or agreement (including this Agreement) mean such contract or agreement as amended, supplemented, or modified from time to time in accordance with the terms thereof;

(j)with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(k)references herein to any Law or any license mean such Law or license as amended, modified, codified, reenacted, supplemented, or superseded in whole or in part, and in effect from time to time;

(l)references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder;

(m)if an exhibit is a form of agreement, the agreement, when executed and delivered by the parties to it, will constitute a document independent of this Agreement;

(n)where this Agreement states that a party “shall,” “will,” or “must” perform in some manner or otherwise act or omit to act, it means that the party is legally obligated to do so in accordance with this Agreement; and

(o)where used in this Agreement in reference to Losses, an Action, or any contribution or indemnification provided in this Agreement, the word “costs” includes the fees, costs, and expenses of experts, attorneys, engineers, mediators, witnesses, accountants, consultants, arbitrators, investigators, collection agents, and supersedeas bonds that are incurred in connection with settling, defending, prosecuting, administering, investigating, preparing to defend or prosecute, or participating in (as a party, witness, or otherwise) any Action.

ARTICLE II. SHARE TRANSFER AND EXCHANGE

Section 2.01 Transfer and Exchange.

(a)Transfer.  On the terms and subject to the conditions set forth in this Agreement and for the consideration of $1.00 per EVO Share, the receipt and sufficiency of which is hereby acknowledged, the Shareholders sell, assign, transfer, and deliver to the Acquirers, free and clear of all Liens, pledges, encumbrances, charges, restrictions, or known claims of any kind, nature, or description (other than the provisions of the EVO Organizational Documents and restrictions imposed by applicable securities laws), the following shares of the Class A Common Stock of EVO (the “EVO Shares”):

Shareholder	Class A Common Stock Transferred to Brewer	Class A Common Stock Transferred to Young
John Norman	255	255
Anthony S. Tann	135	135

The Acquirers and the Shareholders acknowledge that, immediately after Closing,(i) Norman will own 60 shares of the Class A Common Stock of EVO, (ii) Tann will own 60 shares of the Class A Common Stock of EVO, (iii) each of Michael Perry and Gregory Costello will continue to own 50 shares each of the Class A Common Stock of EVO, and (iv) all the existing holders of the Class B Common Stock of EVO (including the Shareholders) will continue to own those shares.

(b)Exchange.  In addition, at the Closing, Young will transfer to Norman 424,164 shares of the common stock, par value $0.001 per share of Clubhouse Media Group, Inc., a Nevada corporation formerly named Tongji Healthcare Group, Inc. in exchange for the cancellation of all outstanding loans, including all principal and interest owed by EVO to Norman, currently $500,513.29 (collectively, the “Loans”).

(c)Base Value.  Norman and the Acquirers acknowledge and agree that the number of Exchange Shares to be transferred to Norman at the Closing has been based on an agreed to fair market value of the Company Common Stock of $1.18 per share (the “Base Value”).

Section 2.02 Closing. The closing of the Transactions (the “Closing”) shall occur at 10:00 a.m. Fort Myers, Florida, time remotely via electronic exchange of documents and signatures.  All documents delivered and actions taken at the Closing will be deemed to have been delivered or taken simultaneously, and no such delivery or action will be considered effective or complete unless or until all other deliveries or actions are completed or waived in writing by the Party against whom the waiver is sought to be enforced.   At the Closing, (a) the Acquirers shall acquire from each Shareholder the number of EVO Shares set forth in Section 2.01(a) in accordance with the provisions of this Agreement, (b) subject to Section 5.04, Norman will receive, in exchange for the cancellation of the Loans, ownership of the Exchange Shares evidenced by a physical stock certificate registered in Norman’s name with the Company’s stock transfer agent (Empire Stock Transfer Company), (c) the Acquirers shall cause the Company to record the ownership by Norman of the Exchange Shares in the stock ledger of the Company, and (d) the Shareholders shall, in exchange for the EVO Shares, receive the purchase price of $1.00 per EVO Share. Promptly after Closing, the Acquirers shall deliver to Norman the physical stock certificate required by Section 2.02(b).

Section 2.03 Shareholder Deliverables at the Closing. At the Closing, the Shareholders shall deliver to the Acquirers:

(a)Copies of the resignations required by Section 2.05(a); and

(b)Stock powers duly executed by the requisite Shareholder transferring the EVO Shares to the Acquirers, free and clear of all Liens, pledges, encumbrances, charges, restrictions, or known claims of any kind, nature, or description (other than the provisions of the EVO Organizational Documents and restrictions imposed by applicable securities laws).

Section 2.04 Acquirer Deliverables at the Closing. At the Closing, the Acquirers shall, subject to Section 5.04, deliver to Norman a stock power duly executed by Young, transferring the Exchange Shares to Norman, free and clear of all Liens, pledges, encumbrances, charges, restrictions, or known claims of any kind, nature, or description.

Section 2.05 Additional Actions at the Closing. In addition to the other provisions herein, the Parties shall undertake the following actions in connection with the Closing:

(a)The Shareholders will resign as officers and directors of EVO as of the Closing.

(b)Immediately following the Closing, the Acquirers shall be jointly and severally responsible for all outstanding accounts payable and operating costs to continue the operations of EVO, including without limitation payment to any of EVO’s vendors, lenders, or other parties in which EVO engages with in the regular course of its business and including all duties, liabilities, obligations, and responsibilities under the agreements listed on Exhibit A and including the $97,280 that is owed by EVO to Redtail Media and $14,800 that is owed to KoreConX.

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

3.01 Joint and Several Representations and Warranties of All Shareholders.  As an inducement to, and to obtain the reliance of the Acquirers, the Shareholders jointly and severally represent and warrant to the Acquirers as of the Closing Date as follows:

(a)Corporate Existence and Power. EVO is a corporation duly organized, validly existing, and in active status under the Laws of the state of Florida and has the corporate power and is duly authorized under all applicable Laws, regulations, ordinances, and Orders of public authorities to carry on its business in all material respects as it is now being conducted. EVO has made available to the Acquirers complete and correct copies of the Amended and Restated Articles of Incorporation and the Bylaws of EVO (the “EVO Organizational Documents”) and the corporate minute books of EVO as in effect on the Closing Date.

(b)Authorized Shares and Capital.

(i)The authorized capital stock of EVO consists of (A) 1,100 shares of Class A Common Stock, no par value, of which 1,000 shares are issued and outstanding, (B) 80,000,000 shares of Class B Common Stock, no par value, of which 45,501,4571 shares are issued and outstanding, and (C) 5,000,000 shares of Preferred Stock, of which no shares are issued and outstanding.

(ii)EVO has no outstanding options, rights, or commitments to issue shares of its capital stock or any other equity security of EVO, and there are no outstanding securities convertible or exercisable into or exchangeable for shares of EVO capital stock or any other equity security of EVO, other than the possible obligation to issue shares of Class B Common Stock to Dr. Ara Suppiah. Dr. Suppiah signed an Advisory Board Appointment Agreement that entitles him to 300,000 shares of EVO Class B Common Stock.  He did not sign and return to EVO either the Non-Qualified Stock Option Agreement or Restricted Stock Award Agreement proposed to him by EVO.  The number of shares of Class B Common Stock set forth in clause (b)(i) above includes 300,000 shares issued/to be issued to Dr. Suppiah.

(iii)The offer, issuance, and sale of the EVO Shares were (i) exempt from the registration requirements of the Securities Act, (ii) were exempt from registration or qualification under the registration or qualification requirements of all applicable state securities Laws, and (iii) accomplished in conformity with all other applicable securities Laws. None of the EVO Shares are subject to a right of withdrawal or a right of rescission under any federal or state securities or “Blue Sky” Law.

(c) No Subsidiaries. EVO does not have any subsidiaries, and does not own, beneficially or of record, any equity interests of any other Person.

The Acquirers acknowledge that the transfer of the EVO Shares pursuant to this Agreement constitutes a “Change in Control” for purposes of the Evolution Development Group, Inc. 2018 Equity Incentive Plan dated October 4, 2018, and that, as a result, under each Restricted Stock Award Agreement issued under that Plan that contains a “Change in Control” provision, all unvested restricted stock granted to grantees under those Restricted Stock Award Agreements automatically will vest as of the Closing Date.

3.02Several Representations and Warranties of Shareholders. Each Shareholder, individually, severally, and not jointly and severally, and solely with respect to the EVO Shares held by such Shareholder, represents and warrants to the Acquirers, as of the Closing Date, as follows:

(a)Due Authorization. The execution, delivery, and performance of this Agreement by the Shareholder does not, and the consummation of the Transactions by the Shareholder will not, violate any provision of the EVO Organizational Documents.

(b)Valid Obligation. This Agreement constitutes the valid and binding obligation of the Shareholder, enforceable by the Acquirers in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium, or other similar Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefore may be brought.

1 Includes assumed 300,000 shares issued or to be issued to Dr. Ara Suppiah.

(c)Governmental Authorization. Neither the execution, delivery, nor performance of this Agreement by the Shareholder requires any consent, approval, license, or other action by or in respect of, or registration, declaration or filing with any Authority, other than the consent and waiver of EVO attached to this Agreement.

(d) Validity of Shares. The EVO Shares to be delivered by the Shareholder to the Acquirers at the Closing are duly and validly issued, fully paid, and non-assessable.

(e)Title to and Issuance of the EVO Shares. The Shareholder is the record and beneficial owner and holder of the EVO Shares to be delivered by him at the Closing, free and clear of all Liens (other than the provisions of the EVO Organizational Documents and restrictions imposed by applicable securities laws). None of the EVO Shares to be delivered at Closing by the Shareholder is subject to pre-emptive rights, either pursuant to any EVO Organizational Document, requirement of Law, or any contract, and no Person has any pre-emptive rights to purchase or receive any EVO Shares or other interests in EVO from the Shareholder.

 (f)Voting Trusts.  The Shareholder is not party to any voting trust, agreement, or arrangement among any of the beneficial holders of the capital stock of EVO affecting the nomination or election of directors or the exercise of the voting rights of the EVO Shares (other than the EVO Organizational Documents).

Section 3.03 Norman Investment Representations. Norman represents and warrants to the Acquirers as of the Closing Date as follows:

(a)Intent.  Norman is acquiring the Exchange Shares solely for his own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution of any of the Exchange Shares on behalf of the Company or any Company affiliate. Norman acknowledges that the Exchange Shares are not registered under the Securities Act or any state securities laws, and accordingly are “Restricted Securities” within the meaning of Rule 144 of the Act, as that term is defined in Title 17 Part 230.144 of the Federal Code of Regulations.  and that the Exchange Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act, or pursuant to an applicable exemption from those registration provisions and subject to state securities laws and regulations, as applicable. Norman represents that he is familiar with the requirements of Rule 144 of the Securities Act, as presently in effect, and understands the resale limitations imposed thereby.

(b)Information. Norman and his advisors, if any, have been furnished with all materials relating to the business, finances, and operations of the Company and materials relating to the offer and sale of the Exchange Shares which have been requested by Norman or his advisors. Norman understands that his investment in the Exchange Shares involves a significant degree of risk. Norman further acknowledges and agrees that his purchase of the Exchange Shares involves risks. Norman (i) either alone or together with his representatives, has such knowledge and experience in ﬁnancial and business matters as to be capable of evaluating the merits and risks of this investment, and make an informed decision to so invest, and has so evaluated the risks and merits of such investment; (ii) has the ability to bear the economic risks of this investment and can afford a complete loss of such investment; (iii) understands the terms of, and the risks associated with the acquisition of the restricted shares, including, without limitation, a lack of liquidity, price transparency or pricing availability and risks associated with the industry in which the Company operates; and, (iv) has had the opportunity to review such disclosures regarding the Company’s business, ﬁnancial condition and its prospects as Norman determined to be necessary in connection with the acquisition of the Exchange Shares. Norman is an “accredited investor” as that term is defined in Regulation D promulgated under the 1933 Securities and Exchange Act.

(c)Governmental Review. Norman understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the Exchange Shares.

(d)Transfer or Resale. Norman understands that (i) the sale or re-sale of the Exchange Shares has not been and is not being registered under the Securities Act or any applicable state securities Laws, and the Exchange Shares may not be transferred unless (A) the Exchange Shares are sold pursuant to an effective registration statement under the Securities Act, (B) Norman shall have delivered to the Company, at Norman’s cost, an opinion of counsel that shall be in form, substance, and scope customary for opinions of counsel in comparable transactions to the effect that the Exchange Shares to be sold or transferred may be sold or transferred pursuant to an exemption from such registration, which opinion is subject to acceptance by the Company, which acceptance shall not be unreasonably withheld, (C) the Exchange Shares are sold or transferred to an “affiliate” (as defined in Rule 144 promulgated under the Securities Act (or a successor rule) (“Rule 144”)) of Norman who agrees to sell or otherwise transfer the Exchange Shares only in accordance with this Section 3.03 and who is an Accredited Investor, (D) the Exchange Shares are sold pursuant to Rule 144, or (E) the Exchange Shares are sold pursuant to Regulation S under the Securities Act (or a successor rule) (“Regulation S”), and Norman shall have delivered to the Company, at Norman’s cost, an opinion of counsel that shall be in form, substance, and scope customary for opinions of counsel in corporate transactions, which opinion is subject to acceptance by the Company, which acceptance shall not be unreasonably withheld be accepted by the Company; (ii) any sale of such Exchange Shares made in reliance on Rule 144 may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any re-sale of such Exchange Shares under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder; and (iii), neither the Company nor any other Person is under any obligation to register such Exchange Shares under the Securities Act or any state securities Laws or to comply with the terms and conditions of any exemption thereunder (in each case). Notwithstanding the foregoing or anything else contained herein to the contrary, the Exchange Shares may be pledged as collateral in connection with a bona fide margin account or other lending arrangement.

(e) Legends. Norman understands that the Exchange Shares, until such time as the Exchange Shares have been registered under the Securities Act or may be sold pursuant to Rule 144 or Regulation S without any restriction as to the number of securities as of a particular date that can then be immediately sold, may bear a standard Rule 144 legend and a stop-transfer order may be placed against transfer of the certificates for such Exchange Shares.

(f)No Advertisement.  Norman acknowledges that he is not acquiring the Exchange Shares as the result of any advertisement or solicitation, including any publicly issued or circulated newspaper, mail, radio, television, or other form of general advertising or solicitation in connection with the offer, sale, and purchase, from either the Company or the Acquirers regarding his investment in the Exchange Shares acquired by virtue of this Agreement.

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF ACQUIRERS

As an inducement to, and to obtain the reliance of the Shareholders, Brewer and Young jointly and severally represent and warrant to the Shareholders, as of the Closing Date, as follows:

Section 4.01 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing, and in good standing under the Laws of the State of Nevada and has the corporate power and is duly authorized under all applicable Laws, regulations, ordinances, and Orders of public authorities to carry on its business in all material respects as it is now being conducted. The Acquirers have delivered to the Shareholders complete and correct copies of the Articles of Incorporation and Bylaws of the Company as in effect on the Closing Date (the “Company Organizational Documents”). The execution and delivery of this Agreement does not, and the consummation of the Transactions will not, violate any provision of the Company Organizational Documents. Each Acquirer has taken all action required by Law, the Company Organizational Documents, or otherwise to authorize the execution, delivery, and performance of this Agreement, and each Acquirer has full power, authority, and legal right and has taken all action required by Law, the Company Organizational Documents or otherwise to consummate the Transactions.

Section 4.02 Due Authorization. Each Acquirer has full legal capacity to execute, deliver, and perform this Agreement.  The execution, delivery, and performance by each Acquirer of this Agreement will not: (a) contravene any Law or Order; (b) require any filing, notice, report, application, registration, or other submission of any kind to be made by either Acquirer with any Person; or (c) require any governmental authorization to be obtained by an Acquirer from any Authority or any consent, approval, or authorization to be obtained by an Acquirer from any other Person.  The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not, violate any provision of the Company Organizational Documents. The Acquirers have taken all actions required by Law, the Company Organizational Documents or otherwise to authorize the execution, delivery and performance of this Agreement and to consummate the Transactions.

Section 4.03 Valid Obligation. This Agreement and all agreements and other documents executed by the Acquirers in connection herewith constitute the valid and binding obligations of the Acquirers, enforceable by each

Shareholder in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefore may be brought.

Section 4.04 Governmental Authorization. Neither the execution, delivery nor performance of this Agreement by the Acquirers requires any notice, report, consent, approval, license, application, or other action or submission by or in respect of, or registration, declaration or filing with any Authority.

Section 4.05 Authorized Shares; Exchange Shares. As of the Closing Date, the authorized capital stock of the Company consists of (i) 500,000,000 shares of common stock, par value $0.001 per share, and (ii) 50,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). All issued and outstanding shares are legally issued, fully paid, and non-assessable and not issued in violation of the preemptive or other rights of any person.  The Exchange Shares issued to Norman pursuant to this Agreement have been validly issued in compliance with all applicable Laws, including securities Laws, and none of them have been issued in violation of any preemptive or other contract right of any Person.  The Exchange Shares issued to Norman pursuant to this Agreement are duly authorized, properly issued, fully paid, and non-assessable.  Upon the issuance of the Exchange Shares, Norman will acquire good, valid, and marketable title to those shares, free and clear of all Liens, claims, Orders, assessments, adverse claims preemptive rights, and restrictions on voting or transfer.  The Acquirers acquired the Exchange Shares as a result of a share exchange agreement with the Company on August 11, 2020. The shares were not registered under the Securities Act and are “Restricted Securities” as defined by Rule 144(a)(3).

Section 4.06 Information. The information concerning the Company set forth in this Agreement and in its filings with the SEC is complete and accurate in all material respects and does not contain any untrue statements of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading.

Section 4.07 Litigation and Proceedings. There are no actions, suits, proceedings or investigations pending or, to the knowledge of the Acquirers after reasonable investigation, threatened by or against the Acquirers or the Company or affecting the Acquirers, the Company, or their respective properties, at Law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign, or before any arbitrator of any kind. The Acquirers have no knowledge of any default on their or the Company’s part with respect to any Order, rule or regulation of any court, arbitrator, or governmental agency or instrumentality or any circumstance which after reasonable investigation would result in the discovery of such default.

Section 4.08 No Conflict With Other Instruments. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement do not conflict with, will not result in the breach of any term or provision of, constitute a default under, result in the imposition of any penalty or the attachment of a Lien on any assets or properties of the respective Acquirers or the Exchange Shares, or suspend, cancel, terminate, accelerate or modify the terms of (or create any right of suspension, cancellation, acceleration, or termination), under any indenture, mortgage, deed of trust, or other material agreement or instrument to which either Acquirer or the Company is a party or to which any of their respective assets, properties or operations are subject or cause the vesting, creation, or exercise of any option, right of first offer or refusal, or other right to purchase any of the Exchange Shares, or the acceleration of the maturity of any liability, obligation, or indebtedness of an Acquirer, under or pursuant to any Order, Law, contract, or the Company Organizational Documents.

Section 4.09 Compliance With Laws and Regulations. The Company has complied with all United States federal, state or local or any applicable foreign Laws applicable to the Company and the operation of its business, except where the failure to so comply would not reasonably be expected to result in a Material Adverse Effect on the Company.

Section 4.10 Investment Purpose.

(a)Intent.  The Acquirers are acquiring the EVO Shares solely for their own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution of any of the EVO Shares. The Acquirers acknowledge that the EVO Shares are not registered under the Securities Act or any state securities laws, and that the EVO Shares may not be transferred or sold except pursuant to (i) the terms of the EVO

Organizational Documents and (ii) the registration provisions of the Securities Act or pursuant to an applicable exemption from those registration provisions and subject to state securities laws and regulations, as applicable. The Acquirers are able to bear the economic risk of holding the EVO Shares for an indefinite period (including total loss of their investment) and have sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of their investment.

(b)Information. The Acquirers and their respective advisors, if any, have been furnished with all materials relating to the business, finances, and operations of EVO and materials relating to the offer and sale of the EVO Shares which have been requested by the Acquirers or their respective advisors. The Acquirers and their respective advisors, if any, have been afforded the opportunity to ask questions of EVO. The Acquirers understand that their investment in the EVO Shares involves a significant degree of risk. The Acquirers are not aware of any facts that may constitute a breach of any of their or the Shareholders’ respective representations and warranties made herein.

(c)Governmental Review. The Acquirers understand that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the EVO Shares.

(d)Transfer or Resale. The Acquirers understand that (i) the sale or re-sale of the EVO Shares has not been and is not being registered under the Securities Act or any applicable state securities Laws, and the EVO Shares may not be transferred unless (A) the EVO Shares are sold pursuant to an effective registration statement under the Securities Act, (B) the Acquirers shall have delivered to EVO, at the cost of the Acquirers, an opinion of counsel that shall be in form, substance, and scope customary for opinions of counsel in comparable transactions to the effect that the EVO Shares to be sold or transferred may be sold or transferred pursuant to an exemption from such registration, which opinion shall be accepted by EVO, (C) the EVO Shares are sold or transferred to an “affiliate” (as defined in Rule 144) of the applicable Acquirer who agree to sell or otherwise transfer the EVO Shares only in accordance with this Section 4.10 and who is an Accredited Investor, (D) the EVO Shares are sold pursuant to Rule 144, or (E) the EVO Shares are sold pursuant to Regulation S under the Securities Act (or a successor rule) (“Regulation S”), and the applicable Acquirer shall have delivered to EVO, at the cost of the Acquirer, an opinion of counsel that shall be in form, substance, and scope customary for opinions of counsel in corporate transactions, which opinion shall be accepted by EVO; (ii) any sale of such EVO Shares made in reliance on Rule 144 may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any re-sale of such EVO Shares under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder; and (iii) neither EVO nor any other Person is under any obligation to register such EVO Shares under the Securities Act or any state securities Laws or to comply with the terms and conditions of any exemption thereunder (in each case).

(e)Legends. The Acquirers understand that the EVO Shares, until such time as the EVO Shares have been registered under the Securities Act or may be sold pursuant to Rule 144 or Regulation S without any restriction as to the number of securities as of a particular date that can then be immediately sold, the EVO Shares may bear a standard Rule 144 legend and a stop-transfer order may be placed against transfer of such EVO Shares.

(f)Independent Investigation.   Each Acquirer conducted its own independent review, analysis, and investigation of EVO and the EVO Shares, and acknowledges that, to its knowledge, it has been provided adequate access to the personnel, properties, premises, books and records, and other data and documents of EVO for that purpose. Each Acquirer acknowledges that: (i) in making its decision to enter into this Agreement and to consummate the Transactions, the Acquirer has relied solely upon its own investigation and the express representations and warranties of the Shareholders set forth in Article III of this Agreement; and (ii) neither EVO, any Shareholder, nor any other Person has made any representation or warranty as to EVO, the Shareholders, EVO’s assets and liabilities, the EVO Shares, EVO’s business, or this Agreement, except as expressly set forth in Article III of this Agreement.

ARTICLE V. ADDITIONAL COVENANTS AND AGREEMENTS OF THE PARTIES

Section 5.01 Delivery of Books and Records. At the Closing, the Shareholders shall cause EVO to deliver or provide access to the Acquirers to the originals of the corporate minute books, books of account, contracts, records, and all other books or documents of EVO in the possession of EVO or its representatives.

Section 5.02 Conveyance Taxes. Norman will pay all sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes imposed on him as a result of his receipt of the Exchange Shares, and the Acquirers shall pay all sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes imposed on them as a result of their receipt of the EVO Shares.

Section 5.03Consulting Fee.  Once EVO has raised an aggregate of $2,000,000 in its Regulation A offering or offerings, the Acquirers will begin to pay (beginning on the first day of the first calendar month that begins after the $2,000,000 mark is passed by EVO and continuing thereafter on the first day of each succeeding calendar month) to Norman a monthly consulting fee of $17,500 in cash.

Section 5.04Medallion Guarantee.  Upon Closing, and in order to facilitate the delivery of the Exchange Shares to Norman hereunder, Young shall request and obtain a physical stock certificate representing the Exchange Shares from Clubhouse Media Group, Inc.’s stock transfer agent, Empire Stock Transfer Company. After acquiring the physical certificate representing the Exchange Shares, Young shall obtain the required bank guaranteed medallion signature on the certificate and immediately process the transfer of the Exchange Shares on the books and records of Clubhouse Media Group, Inc. to Norman.

ARTICLE VI. INDEMNIFICATION

Section 6.01 Indemnification of Acquirers. Subject to the other terms and conditions of this Article VI and Section 7.12(d), the Shareholders, jointly and severally, hereby agree to indemnify and hold harmless to the fullest extent permitted by applicable Law the Acquirers and each of their respective agents, heirs, successors, and assigns (each an “Acquirer Indemnified Party”), against and in respect of any and all out-of-pocket loss, cost, payments, demand, penalty, forfeiture, expense, liability, judgment, deficiency or damage (including actual costs of investigation and attorneys’ fees and other costs and expenses) (all of the foregoing collectively, “Losses” and each individually a “Loss”) incurred or sustained by any Acquirer Indemnified Party as a result of or in connection with any breach or inaccuracy of any representation or warranty of the Shareholders in Article III. Notwithstanding the forgoing, with respect to any indemnification obligations of the Shareholders arising from any Losses as a result of or in connection with any breach or inaccuracy of any of the representations or warranties of any Shareholder as set forth in Section 3.02 or Section 3.03, such indemnification obligations shall be solely the obligations of the Shareholder giving such representations and warranties from which such claim arose, severally and not jointly and severally.

Section 6.02 Indemnification of the Shareholders. The Acquirers, jointly and severally, hereby agree to indemnify and hold harmless to the fullest extent permitted by applicable Law the Shareholders and each of their respective agents, heirs, successors, and assigns (each an “EVO Indemnified Party”), against and in respect of any and all Losses incurred or sustained by any EVO Indemnified Party as a result of or in connection with any breach or inaccuracy of any of the representation or warranty of the Acquirers contained herein.

Section 6.03 Procedure. The following shall apply with respect to all claims by any EVO Indemnified Party or Acquirer Indemnified Party for indemnification with respect to actions by third parties (with any references herein to an “Indemnified Party” being a reference to an EVO Indemnified Party or an Acquirer Indemnified Party, as applicable, and any references herein to an “Indemnifying Party” being a reference to the Acquirers or the Shareholders, as applicable):

(a)Third-Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a Party to this Agreement (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than ten (10) calendar days after receipt of such notice of such Third-Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure or the failure materially prejudices the rights or obligations of the Indemnifying Party. Without limiting what might be materially prejudicial to an Indemnifying Party, the failure of an Indemnified Party to notify the Indemnifying Party of a lawsuit within ten calendar days after the date when the Indemnified Party is served with a copy of the complaint, petition, or other pleading that asserts a claim that is or might give rise to a Loss will be presumed to be materially prejudicial to the Indemnifying Party, unless the Indemnifying Party also was served with a copy of the same complaint, petition or other pleading.  Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 6.03(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof, provided that the fees and disbursements of such counsel shall be at the expense of the Indemnified Party.

(b)Settlement of Third-Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 6.03(b). If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third-Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten calendar days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and, in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 6.03(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

An Indemnified Party shall not, and shall not permit any of its representatives to, settle, compromise, or admit civil liability with respect to any claim that constitutes or might give rise to a Loss without the advance written consent of the Indemnifying Party (which it shall not unreasonably delay or withhold). An Indemnified Party is not entitled to any indemnification for amounts paid or payable by the Indemnified Party pursuant to a settlement that is made by the Indemnified Party without the Indemnifying Party’s approval.  An Indemnifying Party will not have any liability or obligation to an Indemnified Party under this Agreement for any Loss that the Indemnified Party voluntarily pays, settles, compromises, confesses judgment for, or admits liability with respect to, without the written approval of the Indemnifying Party or before the Indemnified Party requests the Indemnifying Party to pay or perform the indemnification claim.

(c)Direct Claims. Any Action by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) calendar days after the Indemnified Party becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) calendar days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such thirty (30) calendar day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(d)Cooperation. Upon a reasonable request made by the Indemnifying Party, each Indemnified Party seeking indemnification hereunder in respect of any Direct Claim, hereby agrees to consult with the Indemnifying Party and act reasonably to take actions reasonably requested by the Indemnifying Party in order to attempt to reduce the amount of Losses in respect of such Direct Claim. Any costs or expenses associated with taking such actions shall be included as Losses hereunder.

Section 6.04Insurance. Any indemnification payments hereunder shall take into account any insurance proceeds or other third-party reimbursement actually received.

Section 6.05 Time Limit. The representations and warranties of the Shareholders shall expire 90 calendar days after the Closing.  Additionally, the obligations of the Shareholders and the Acquirers under Section 6.01 and Section 6.02 shall expire 365 calendar days after the Closing Date, except with respect to (i) an indemnification claim asserted in accordance with the provisions of this Article VI which remains unresolved, for which the obligation to indemnify shall continue until such claim is resolved; and (ii) resolved claims for which payment has not yet been paid to the Indemnified Party.  The Shareholders will not have any liability whatsoever for indemnification under Section 6.01 with respect to any representation or warranty made by them in this Agreement, unless an indemnification claim is delivered to them by the Indemnified Party before the expiration date set forth in this Section for the representation and warranty.  Any claim for breach of a representation or warranty not made within the foregoing applicable relevant time period will expire and be forever barred thereafter.

Section 6.06 Certain Limitations. The indemnification provided for in Section 6.01 and Section 6.02 shall be subject to the following limitations:

(a)The maximum, cumulative liability of a Shareholder to the Acquirer Indemnified Parties for indemnification under Section 6.01 shall not exceed the value of the consideration received by the applicable Shareholder pursuant to this Agreement (the “Cap”).

(b)The Acquirers shall not be liable to the EVO Indemnified Parties for indemnification under Section 6.02 until the aggregate amount of all Losses in respect of indemnification under Section 6.02 exceeds $5,000, in which event the Acquirers shall be required to pay or be liable for all such Losses in excess of that amount.

Section 6.07 Effect of Investigation. The Shareholders shall not be liable for any Losses: (a) based upon or arising out of any inaccuracy in or breach of any of the representations or warranties of the Shareholders contained in this Agreement if either of the Acquirers had knowledge of the inaccuracy or breach before the Closing; (b) to the extent that the Losses arise as a result of or in connection with any action taken or omitted to be taken by the Acquirers, and after the Closing, EVO; or (c) to the extent otherwise paid or reimbursed pursuant to another provision of this Agreement. The Acquirers are not entitled to be indemnified for the same Loss more than once under this Agreement, even if an indemnification claim in respect of the Loss has been made as a result of a breach of more than one representation, warranty, or covenant contained in this Agreement.

Section 6.08 Exclusive Remedy. The indemnification provisions contained in this Article VI shall be the sole and exclusive remedy of the Parties with respect to any and all breaches of any representations and warranties of the Parties hereto, except (a) with respect to any equitable remedy to which such Party may be entitled to with respect to any claims or causes of action arising from the breach of any covenants or agreement of a Party that is to be performed on or subsequent to the Closing Date, or (b) with respect to a Party, an actual and intentional fraud with respect to this Agreement and the transactions contemplated herein.

Section 6.09Mitigation.  Each Indemnified Party shall take, and shall cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise to the Loss, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to the Loss.

ARTICLE VII. MISCELLANEOUS

Section 7.01 Arbitration.

(a)The Parties shall promptly submit any dispute, claim, or controversy arising out of or relating to this Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance, or enforcement of this Agreement) or any alleged breach of this Agreement (including any action in tort, contract, equity, or otherwise), to binding arbitration before one arbitrator (the “Arbitrator”). Binding arbitration shall be the sole means of resolving any dispute, claim, or controversy arising out of or relating to this Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance, or enforcement of this Agreement) or any alleged breach of this Agreement (including any claim in tort, contract, equity, or otherwise); subject in all cases to the Parties’ respective rights and remedies under Section 7.17.

(b)If the Parties cannot agree upon the Arbitrator within ten (10) Business Days of the commencement of the efforts to so agree on an Arbitrator, each of the Parties shall select one arbitrator and the two arbitrators so selected shall select the Arbitrator.

(c)The laws of the State of Nevada shall apply to any arbitration under this Agreement. In any arbitration under this Agreement, this Agreement and any agreement contemplated hereby shall be governed by the laws of the State of Nevada applicable to a contract negotiated, signed, and wholly to be performed in the State of Nevada, which laws the Arbitrator shall apply in rendering its decision. The Arbitrator shall issue a written decision, setting forth findings of fact and conclusions of law, within sixty (60) days after the Arbitrator has been selected. The Arbitrator shall have no authority to award punitive, consequential, exemplary, or any other damages excluded by the terms of this Agreement, including those damages excluded under Section 7.12(d).

(d)The arbitration shall be held in Las Vegas, Nevada, in accordance with and under the then-current provisions of the rules of the American Arbitration Association, except as otherwise provided in this Agreement.

(e)On application to the Arbitrator, any Party shall have rights to discovery to the same extent as would be provided under the Federal Rules of Civil Procedure, and the Federal Rules of Evidence shall apply to any arbitration under this Agreement; provided, however, that the Arbitrator shall limit any discovery or evidence such that its decision shall be rendered within the period referred to in Section 7.01(c).

(f)The Arbitrator may, at its discretion and at the expense of the Party who will bear the cost of the arbitration, employ experts to assist the Arbitrator in its determinations.

(g)The costs of the arbitration proceeding and any proceeding in court to confirm any arbitration award or to obtain relief, as applicable (including actual attorneys’ fees and costs), shall be borne by the unsuccessful Party and shall be awarded as part of the Arbitrator’s decision, unless the Arbitrator shall otherwise allocate those costs in such decision. The determination of the Arbitrator shall be final and binding upon the Parties and not subject to appeal, except for fraud, perjury, manifest error, or evident partiality or misconduct by the Arbitrator that materially prejudices the rights of a Party to the arbitration.

 (h)Any judgment upon any award rendered by the Arbitrator may be entered in and enforced by any court of competent jurisdiction. The Parties expressly consent to the non-exclusive jurisdiction of the courts (Federal and state) in Las Vegas, Nevada, to enforce any award of the Arbitrator or to render any provisional, temporary, or injunctive relief in connection with or in aid of the Arbitration. The Parties expressly consent to the personal and subject matter jurisdiction of the Arbitrator to arbitrate any and all matters to be submitted to arbitration under this Agreement. None of the Parties hereto shall challenge any arbitration under this Agreement on the grounds that any party necessary to such arbitration (including the Parties) shall have been absent from such arbitration for any reason, including that such Party shall have been the subject of any bankruptcy, reorganization, or insolvency proceeding.

Section 7.02 Governing Law. This Agreement shall be governed by, enforced, and construed under and in accordance with the Laws of the State of Nevada and the federal laws of the United States of America, without giving effect to the principles of conflicts of law thereunder.

Section 7.03 Waiver of Jury Trial.

(a)EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING

DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS (WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY). EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 7.03(a).

(b)Each of the Parties acknowledge that each has been represented in connection with the signing of this waiver by independent legal counsel selected by the respective Party and that such Party has discussed the legal consequences and import of this waiver with legal counsel. Each of the Parties further acknowledge that each has read and understands the meaning of this waiver and grants this waiver knowingly, voluntarily, without duress and only after consideration of the consequences of this waiver with legal counsel.

Section 7.04 Brokers. The Acquirers and Shareholders agree that there were no finders or brokers involved in bringing the Parties together or who were instrumental in the negotiation, execution, or consummation of this Agreement. The Acquirers and the Shareholders each agree to indemnify the other against any claim by any third person for any commission, brokerage, or finder’s fee arising from the Transactions based on any alleged agreement or understanding between the Indemnifying Party and such third person, whether express or implied, from the actions of the Indemnifying Party.

Section 7.05 Notices.

(a)Any notice or other communications required or permitted under this Agreement shall be in writing and shall be sufficiently given if personally delivered to the intended recipient or sent by email or overnight courier, addressed as follows:

If to the Acquirers, to:

Christian Young

1544 Virginia Ave.

Glendale, CA 91202

Email: chrisyoungjd@gmail.com

Lindsay Brewer

31 Via Di Nola

Laguna Beach, CA 92677

Email: Lindsaymariebrewer@gmail.com

With a copy, which shall not constitute notice, to:

Tad Mailander

Mailander Law Office, Inc.

4811 49th Street

San Diego, CA 92115

Email: tad@mailanderlaw.net

If to the Shareholders, to:

John Norman

10949 Esteban Drive

Fort Myers, Florida 33912

Email: john@k9capital.com

With a copy, which shall not constitute notice, to:

Sharon Docherty Danco, PLLC

10411 Green Links Drive

Tampa, Florida 33626

Email: sdanco@sharondanco.com

(b)Any Party may change its address for notices under this Agreement upon notice to each other Party in the manner for giving notices under this Section.

(c)Any notice given under this Agreement shall be deemed to have been given (i) upon receipt, if personally delivered, (ii) on the second day after dispatch, if sent by overnight courier, and (iii) upon dispatch, if transmitted by email with return receipt requested and received.

(d)The delivery to a Party’s legal counsel of a copy of a notice, request, demand, waiver, consent, approval, indemnification claim, or other communication will not constitute delivery of the notice, request, demand, waiver, consent, approval, indemnification claim, or other communication to the Party, unless so confirmed in writing by the Party’s counsel.

Section 7.06 Attorneys’ Fees. In the event that any Party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the prevailing Party shall be reimbursed by the losing Party for all costs, including reasonable attorney’s fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

Section 7.07Public Announcements and Filings. Unless required by applicable Law or regulatory authority, none of the Parties will issue any report, statement, or press release to the general public, to the trade, to the general trade or trade press, or to any third party (other than its advisors and representatives in connection with the Transactions) or file any document, relating to this Agreement and the Transactions, except as may be mutually agreed by the Parties. Copies of any such filings, public announcements, or disclosures, including any announcements or disclosures mandated by Law or regulatory authorities, shall be delivered to each Party at least one (1) business day prior to the release thereof.

Section 7.08 Third Party Beneficiaries. This Agreement is strictly between the Acquirers and the Shareholders, no other Person and no director, officer, stockholder, employee, agent, independent contractor, or any other Person shall be deemed to be a third-party beneficiary of this Agreement.

Section 7.09 Expenses. Subject to Section 6.07, each of the Acquirers and the Shareholders will bear their own respective expenses, including legal, accounting and professional fees, incurred in connection with the Exchange or any of the other Transactions.

Section 7.10 Entire Agreement. This Agreement represents the entire agreement between the Parties relating to the subject matter thereof and supersedes all prior agreements, understandings, and negotiations, written or oral, with respect to such subject matter, including without limitation the Share Transfer Agreement, Loan Cancellation and Settlement Agreement, and related documents dated as of December 5, 2021. The parties acknowledge that they attempted to close the transactions described in this Agreement as of December 5, 2021, but did not effectively close the Transactions as of that date.  As a result, all the documents executed by the Parties and the Company as of December 5, 2021, are void and of no effect and the Transactions are governed by this Agreement and the documents executed pursuant to it as of December 29, 2021.

Section 7.11Survival. The representations and warranties of the respective Parties in Article III and Article IV shall survive the Closing Date and the consummation of the Transactions for a period of six months from the Closing Date. The covenants of the respective Parties in this Agreement shall survive until they are fully performed.

Section 7.12 Amendment; Waiver; Remedies.

(a)This Agreement may be amended, modified, superseded, terminated, or cancelled, and any of the terms, covenants, representations, warranties, or conditions of this Agreement may be waived, only by a written instrument executed by the Acquirers and all the Shareholders.

(b)Every right and remedy provided in this Agreement shall be cumulative with every other right and remedy, whether conferred by this Agreement, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any Party of the performance of any obligation by another Party shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing.

(c)Neither any failure or delay in exercising any right or remedy under this Agreement or in requiring satisfaction of any condition of this Agreement nor any course of dealing shall constitute a waiver of or prevent any Party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a Party waives or otherwise affects any obligation of that Party or impairs any right of the Party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved Party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

(d)NO PARTY SHALL SEEK, AND IN NO EVENT WILL ANY PARTY BE LIABLE TO ANY OTHER PARTY UNDER OR IN CONNECTION WITH THIS AGREEMENT OR IN CONNECTION WITH THE TRANSACTIONS FOR, SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE, EXEMPLARY, OR CONSEQUENTIAL DAMAGES, INCLUDING DAMAGES FOR LOST PROFITS, LOST INCOME, OR LOST OPPORTUNITY, DIMINUTION IN VALUE, AND DAMAGES BASED ON A MULTIPLE, UNDER ANY TORT, CONTRACT, EQUITY, OR OTHER LEGAL THEORY, EVEN IF THE PARTY SOUGHT TO BE HELD LIABLE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE. &NBSP;

Section 7.13 Arm’s Length Bargaining; No Presumption Against Drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the Parties, and no such relationship otherwise exists. No presumption in favor of or against any Party in the construction or interpretation of this Agreement or any provision of this Agreement shall be made based upon which Person might have drafted this Agreement or such provision.

Section 7.14 Headings. The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the Parties or the meaning, interpretation, or construction of this Agreement.

Section 7.15 No Assignment or Delegation. No Party may assign any right or delegate any obligation under this Agreement, including by merger, consolidation, operation of law, or otherwise, without the written consent of all the other Parties and any purported assignment or delegation without such consent shall be null and void and of no force or effect, in addition to constituting a material breach of this Agreement. This Agreement shall be binding on the permitted successors and assigns of the Parties.

Section 7.16 Further Assurances. From and after the Closing Date, each Party shall execute and deliver such documents and take such action as may reasonably be considered within the scope of the Party’s obligations under this Agreement, necessary to effectuate the Transactions, so long as the requested document or action does not enlarge or extend any existing liability of the Acquirer or any Shareholder or impose on any of them any new or additional liability.

 Section 7.17 Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms of this Agreement or were otherwise breached and that each Party shall be entitled to seek an injunction or injunctions, specific performance, and other equitable relief to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions of this Agreement, without the proof of actual damages, in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees to waive any requirement for the security or posting of any bond in connection with any such equitable remedy and agrees that it will not oppose the granting of an injunction, specific performance, or other equitable relief on the basis that (a) the other Party has an adequate remedy at law, or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 7.18 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. The execution and delivery of a facsimile, digital, or other electronic transmission of a signature to this Agreement shall constitute delivery of an executed original and shall be binding upon the Person whose signature appears on the transmitted copy.

DocuSign Envelope ID: 6717B042-E1B4-4B33-AC47-1347844496AB

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Closing Date.

ACQUIRERS:

DocuSigned by:

____
Lindsay Brewer

DocuSigned by:

____
Christian Young

SHAREHOLDERS:

DocuSigned by:

John Norman
____
John Norman

DocuSigned by:

Anthony Tann
____
Anthony S. Tann

WAIVER AND CONSENT

December 29, 2021

EVOLUTION DEVELOPMENT GROUP, INC.

DocuSigned by:

By: John Norman ______________________________
John Norman, President and CEO

Share Transfer Agreement

Page 18

WAIVER AND CONSENT

Evolution Development Group, Inc., a Florida corporation, consents to and approves the foregoing transfers of shares of its capital stock and waives all notice, option, sale, co-sale, purchase, and other rights and privileges that EVO has or might have with respect to those transfers under the Amended and Restated Articles of Incorporation of EVO, the Bylaws of EVO, and otherwise.  EVO confirms that the foregoing transfers were consummated in compliance with the provisions of EVO’s Bylaws and Amended and Restated Articles of Incorporation.

December 29, 2021EVOLUTION DEVELOPMENT GROUP, INC.

By: ___________________________________

                                                                                                           John Norman, President and CEO

EXHIBIT A TO

SHARE TRANSFER AGREEMENT

Advisory Board Appointment Agreement dated January 1, 2021, between EVO and Alexander Rossi.

Advisory Board Appointment Agreement dated April 30, 2021, between EVO and Ara Suppiah, M.D.

Advisory Board Appointment Agreement dated January 1, 2021, between EVO and Pieter Rossi.

Consulting Agreement dated June 1, 2021, between EVO and Ivan Lendl, together with inducement affirmation.

Advisory Board Appointment Agreement dated April 1, 2021, between EVO and Lee A. Zohlman.

Agreement dated December 16, 2019, between EVO and Andretti Autosport 5, Inc.

Consulting Agreement dated June 1, 2021, between EVO and Spectrum Sports, Inc.

Employment Agreement dated January 2, 202, between EVO and John Norman.

Employment Agreement dated June 13, 2019, between EVO and Anthony Tann.

Employment Agreement dated November 26, 2019, between EVO and Kevin Barry.

Employment Agreement dated March 6, 2020, between EVO and Troy Collins.

Employment Agreement dated June 13, 2018, between EVO and Michael L. Perry.

Employment Agreement dated July 8, 2019, between EVO and Greg J. Costello, Jr.

Employment Agreement dated January 2, 2021, between EVO and Scott Minor (employment terminated; release obtained – Separation Agreement and Complete General Release dated May 19, 2021).

Consulting Agreement between EVO and Sean Drake.

Engagement letter dated September 6, 2018, between EVO and Sharon Docherty Danco, PLLC

Consulting Agreement dated August 21, 2018, between EVO and Kendall Almerico.

Engagement letter dated August 21, 2018, between EVO and  Kendall A. Almerico P.A.

EVO Equity Incentive Plan dated October 4, 2018., with Amendment No. 1.

Restricted Stock Award Agreement dated February 4, 2020, between EVO and Troy Collins.

Restricted Stock Award Agreement dated October 4, 2018, between EVO and Gregory J. Costello.

Restricted Stock Award Agreement dated October 4, 2018, between EVO and Jason Fox.

Restricted Stock Award Agreement dated October 4, 2018, between EVO and Michael L. Perry.

Restricted Stock Award Agreement dated January 1, 2021, between EVO and Jay Howard.

Restricted Stock Award Agreement dated January 1, 2021, between EVO and Kevin Barry.

Restricted Stock Award Agreement dated January 1, 2021, between EVO and Wayne Ogle.

Restricted Stock Award Agreement dated January 2, 2021, between EVO and Scott Minor (unsigned; all forfeited per Separation Agreement).

Restricted Stock Award Agreement dated January 1, 2021, between EVO and Sean Drake.

Restricted Stock Award Agreement dated January 1, 2021, between EVO and Pieter Rossi (unsigned).

Restricted Stock Award Agreement dated April 1, 2021, between EVO and Lee Zohlman (unsigned).

Restricted Stock Award Agreement dated January 1, 2021, between EVO and John Norman.

Restricted Stock Award Agreement dated June 1, 2021, between EVO and Spectrum Sports, Inc. (Ivan Lendl).

Non-Qualified Stock Option Agreement or Restricted Stock Award Agreement between EVO and Ara Suppiah.

Restricted Stock Award Agreement dated January 1, 2021, between EVO and Alexander Rossi.

Subscription Agreement dated April 8, 2020, between EVO and Troy Collins.

Subscription Agreement dated March 13, 2019, between EVO and Theodoros Zorbas.

Subscription Agreement dated October 23, 2020, between EVO and Ken Sirocky

Subscription Agreement dated November 6, 2020, between EVO and Manfred and Candice Bode

Subscription Agreement between EVO and Alexander Rossi (unsigned).

Subscription Agreement between EVO and Pieter Rossi (unsigned).

Golfer Development Agreement dated April 21, 2021, between EVO and Steven M. Kupcho (terminated pursuant to Termination Agreement and Mutual  Release dated November 10, 2021).

Fighter Development Agreement undated 2021 between EVO and Ulugbek Khakberdiev.

Promissory Note dated February 7, 2020, in the original principal amount of $200,000 executed by EVO in favor of John Norman.

Broker-Dealer Services Agreement dated April 27, 202, between EVO and Dalmore Group, LLC.

Broker-Dealer Services Agreement dated December 2, 2019, between EVO and iQ Capital (USA) LLC.

Broker-Dealer Services Agreement dated March 11, 2020, between EVO and iQ Capital (USA) LLC.

Broker-Dealer Services Agreement dated April 27, 2020, between EVO and iQ Capital (USA) LLC.

BankRoll Agreement dated August 21, 2018, between EVO and BRV Technology, LLC dba as BankRoll Ventures.

Agreement dated January 15, 2021, between EVO and Don Schumacher Racing.

Production Services Agreement dated January 24, 2020, between EVO and Redtail Production Services, LLC.

Consulting Services Agreement dated January 24, 2020, between EVO and Redtail Production Services, LLC.

KoreOrder No. US_011921EVO dated January 19, 2021

Memorandum of Understanding dated April 12, 2021, between EVO and Standard Process Inc.

EXHIBIT B TO

SHARE TRANSFER AGREEMENT

LOAN CANCELLATION AND SETTLEMENT AGREEMENT

This Loan Cancellation and Settlement Agreement (“Agreement”) is entered into December 29, 2021, by and between Evolution Development Group, Inc., a Florida corporation (“EVO”), and John Norman (“Norman”). EVO and Norman may be collectively referred to as the “Parties.”

RECITALS

WHEREAS, from time to time beginning on October 31, 2018, Norman lent funds to EVO totaling in the aggregate of $500,513.29, including all principal and interest now due and owing (the “Loan”) (See Schedule 1).

WHEREAS, this Agreement is executed in conjunction with the Share Transfer Agreement dated December 29, 2021, between Lindsay Brewer, and Christian Young; and each of Norman, Anthony S. Tann, Gregory Costello, and Michael Perry; a copy of which is made a material part hereof.

NOW THEREFORE, in consideration for the mutual promises and covenants contained herein, the sufficiency of which is hereby acknowledged, the Parties agree as follows:

SECTION 1

CANCELLATION OF LOAN

Section 1.01Immediately upon satisfaction of this settlement agreement by means of the execution and satisfaction of all terms and conditions of the Share Transfer Agreement and Stock Purchase Agreement, the remainder of this Agreement shall go into effect. Except as provided for herein, and in further consideration of the mutual covenants hereto, Norman agrees on behalf of himself, and his respective successors, assigns and agents, and any and all persons or business entities acting by and through him, as the case may be, to irrevocably and unconditionally remise, release, acquit, satisfy and forever discharge EVO, including its respective agents, directors, officers, affiliates, employees representatives, insurance carriers, attorneys, divisions and subsidiaries, (and all agents, directors, officers, employees, representatives, insurance carriers, and attorneys of such divisions and subsidiaries), and their predecessors, successors, administrators and assigns, and all persons acting by, through, under, or in concert with EVO (collectively "Releases"), of and from any and all claims, actions, causes of action, suits, debts, charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, and expenses (including attorney fees and costs actually incurred), of any nature whatsoever, known or unknown, in law or equity, arising out of the Loan.

Section 1.02Except as for any specific rights created by virtue of this Agreement, Norman promises not to institute any future suits or proceedings at law or in equity or any arbitration or administrative proceedings against EVO, for or on account of any claim or cause of action arising specifically out of the Loan.

Section 1.03The representations and Warranties of the Parties contained herein or in any document furnished pursuant hereto shall survive the closing of the transaction for the periods of time specified in those documents. Each Party acknowledges and agrees that, except as expressly set forth in this Agreement, no Party has made (and no party is relying on) any representation or Warranties of any nature, express or implied, regarding anything relating to any of the transactions contemplated by this Agreement that are not contained herein or in the Share Transfer Agreement or Stock Purchase Agreement of which this Agreement is a material part.

Section 1.04This is intended as a full and complete release and discharge of any or all claims that Norman may or might have or had against EVO, regarding the Loan, and Norman does so in full and final settlement, release and discharge of any and all such claims and Norman intends to and does forever hereby release and discharge EVO, of and from any and all liability of any nature whatsoever for all damages to Norman regarding the Loan, specifically including, but not limited to, all past, present and future rights to recover for sums of money compromised in this Agreement, as well as for all consequences, effects and results thereto and resulting damages, whether the same or any circumstances pertaining thereto are now known or unknown to Norman or anyone else, expected or unexpected by Norman or anyone else, or have already appeared or developed or may now be latent or may in the future appear or develop or become known to Norman or anyone else, expected or unexpected by Norman or anyone else, or have already appeared or developed or may now be latent or may in the future appear or develop or become known to Norman or anyone else, and all rights under Section 1542 of the Civil Code of the State of California are hereby expressly waived by Norman, who understands, and has had the opportunity to meet and confer with counsel of its choice as to the effects of waiving Section 1542, that said Section provides as follows: “A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

SECTION 2

MISCELLANEOUS

Section 2.01Notices.  All notices, offers of other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered as properly given or made (i) if delivered personally; or (ii) upon receipt by facsimile transmission (with written confirmation of receipt) or confirmed electronic mail; or (iii) after the expiration of the second business day following deposit with documented overnight delivery service; or (iv) five business days of transmission by regular mail.  All notices given or made pursuant hereto shall be so given or made to the parties at the following addresses:

(i) If to Norman:

John Norman

10949 Esteban Drive

Fort Myers, Florida 33912

Email: john@k9capital.com

With a copy, which shall not constitute notice, to:

Sharon Docherty Danco, PLLC

10411 Green Links Drive

Tampa, Florida 33626

Email: sdanco@sharondanco.com

(ii) If to EVO:

Christian Young

1544 Virginia Ave.

Glendale CA 91202

Email: chrisyoungjd@gmail.com

Lindsay Brewer

31 Via Di Nola

Laguna Beach CA 92677

Email: Lindsaymariebrewer@gmail.com

With a copy, which shall not constitute notice, to:

Tad Mailander

Mailander Law Office, Inc.

4811 49th Street

San Diego, CA 92115

Email: tad@mailanderlaw.net

The address of any party hereto may be changed by a notice in writing given in accordance with the provisions hereof.

Section 2.02Severability.  If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, or unenforceable, such provision shall be severed and enforced to the extent possible or modified in such a way as to make it enforceable, and the invalidity, illegality or unenforceability thereof shall not affect the validity, legality, or enforceability of the remaining provisions of this Agreement.

Section 2.03Binding on Affiliated Third Parties. This Agreement shall inure to the benefit of and shall be binding upon EVO and Norman and their respective agents, representatives, executors, administrators, trustees, personal representatives, partners, directors, officers, shareholders, agents, attorneys, insurers, employees, representatives, predecessors, successors, heirs, and assigns.

Section 2.04Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to principles of conﬂict of laws. Any controversy or claim arising out of or relating to this Settlement Agreement or the breach thereof, shall be settled by the application of California law pursuant to the arbitration procedures set out in Section 7.01 of the Share Transfer Agreement, which is incorporated herein by reference.

Section 2.05Counterparts.  This Agreement may be executed in multiple counterparts, all of which shall be deemed originals, and with the same effect as if all Parties had signed the same document. All of such counterparts shall be construed together with and shall constitute one Agreement, but in making proof, it shall only be necessary to produce one such counterpart. A facsimile transmission shall be as valid and enforceable as an original. DocuSign signatures are valid.

Section 2.06Entire Understanding.  This Agreement is the entire, final, and complete agreement of the Parties relating to the subject of this Agreement and supersedes and replaces all prior or existing written and oral agreements between the Parties or their representatives relating thereto.

Section 2.07Further Assurances.  The Parties agree to execute and deliver to each other such other documents, and to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement so long as the acts, things, or documents will not increase or extend any liability or obligation of the party or impose on the party any new or additional liability or obligation.

Section 2.08Amendments.  This Agreement shall not be amended or otherwise modified unless in writing signed by all of the Parties hereto.

Section 2.09Acknowledgment.  The Parties acknowledge (i) They have read this Agreement and have consulted with their respective attorneys concerning its contents and legal consequences and have requested any change in language necessary or desirable to effectuate their intent and expectations so that the rule of construction of contracts construing ambiguities against the drafting party shall be inapplicable; (ii) They have taken all corporate actions and obtained all corporate authorizations, consents and approvals as are conditions precedent to their authority to execute this Agreement, and thus warrant that they are fully authorized to bind the Party for which they execute this Agreement; and, (iii) There has been and will be no assignment or other transfer of any claim released herein, or any part thereof, and each Party agrees to defend, indemnify and hold harmless the other party from any claims, obligations, or other liabilities, including specifically attorney’s fees and costs incurred, which result from the assertion by any third party of a right to any claim which is released by this Agreement. The foregoing warranties and representations shall survive the execution and delivery of this Agreement.

Section 2.10Assignment.  This Agreement shall be binding upon and inure to the benefit of each Party hereto or to such party's heirs, executors, administrators, successors and assigns and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

Section 2.11Confidentiality.  Each of the Parties represents and agrees that it will keep the terms, provisions and amounts in this Agreement confidential and that it will not, without the consent of the other Party, disclose, divulge or furnish such confidential information to any person other than their immediate families, their attorney and accountant (all of whom will be informed of and bound by this confidentiality provision) except as required by law or, if necessary, to any applicable taxing authorities.

IN WITNESS WHEREOF, the parties have signed this agreement upon the date first written above.

EVOLUTION DEVELOPMENT GROUP, INC.

By: ___________________________

Its: Principal Executive Officer

JOHN NORMAN

By: ___________________________

JOHN NORMAN

LOAN CANCELLATION AND SETTLEMENT AGREEMENT

EXHIBIT B TO SHARE TRANSFER AGREEMENT

This Loan Cancellation and Settlement Agreement (“Agreement”) is entered into December 29, 2021, by and between Evolution Development Group, Inc., a Florida corporation (“EVO”), and John Norman (“Norman”). EVO and Norman may be collectively referred to as the “Parties.”

RECITALS

WHEREAS, from time to time beginning on October 31, 2018, Norman lent funds to EVO totaling in the aggregate of $500,513.29, including all principal and interest now due and owing (the “Loan”) (See Schedule 1).

WHEREAS, this Agreement is executed in conjunction with the Share Transfer Agreement dated December 29, 2021, between Lindsay Brewer, and Christian Young; and each of Norman and Anthony S. Tann, a copy of which is made a material part hereof.

NOW THEREFORE, in consideration for the mutual promises and covenants contained herein, the sufficiency of which is hereby acknowledged, the Parties agree as follows:

SECTION 1

CANCELLATION OF LOAN

Section 1.01Immediately upon satisfaction of this settlement agreement by means of the execution and satisfaction of all terms and conditions of the Share Transfer Agreement and Stock Purchase Agreement, the remainder of this Agreement shall go into effect. Except as provided for herein, and in further consideration of the mutual covenants hereto, Norman agrees on behalf of himself, and his respective successors, assigns and agents, and any and all persons or business entities acting by and through him, as the case may be, to irrevocably and unconditionally remise, release, acquit, satisfy and forever discharge EVO, including its respective agents, directors, officers, affiliates, employees representatives, insurance carriers, attorneys, divisions and subsidiaries, (and all agents, directors, officers, employees, representatives, insurance carriers, and attorneys of such divisions and subsidiaries), and their predecessors, successors, administrators and assigns, and all persons acting by, through, under, or in concert with EVO (collectively "Releases"), of and from any and all claims, actions, causes of action, suits, debts, charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, and expenses (including attorney fees and costs actually incurred), of any nature whatsoever, known or unknown, in law or equity, arising out of the Loan.

Section 1.02Except as for any specific rights created by virtue of this Agreement, Norman promises not to institute any future suits or proceedings at law or in equity or any arbitration or administrative proceedings against EVO, for or on account of any claim or cause of action arising specifically out of the Loan.

Section 1.03The representations and Warranties of the Parties contained herein or in any document furnished pursuant hereto shall survive the closing of the transaction for the periods of time specified in those documents. Each Party acknowledges and agrees that, except as expressly set forth in this Agreement, no Party has made (and no party is relying on) any representation or Warranties of any nature, express or implied, regarding anything relating to any of the transactions contemplated by this Agreement that are not contained herein or in the Share Transfer Agreement or Stock Purchase Agreement of which this Agreement is a material part.

Section 1.04This is intended as a full and complete release and discharge of any or all claims that Norman may or might have or had against EVO, regarding the Loan, and Norman does so in full and final settlement, release and discharge of any and all such claims and Norman intends to and does forever hereby release and discharge EVO, of and from any and all liability of any nature whatsoever for all damages to Norman regarding the Loan, specifically including, but not limited to, all past, present and future rights to recover for sums of money compromised in this Agreement, as well as for all consequences, effects and results thereto and resulting damages, whether the same or any circumstances pertaining thereto are now known or unknown to Norman or anyone else, expected or unexpected by Norman or anyone else, or have already appeared or developed or may now be latent or may in the future appear or develop or become known to Norman or anyone else, expected or unexpected by Norman or anyone else, or have already appeared or developed or may now be latent or may in the future appear or develop or become known to Norman or anyone else, and all rights under Section 1542 of the Civil Code of the State of California are hereby expressly waived by Norman, who understands, and has had the opportunity to meet and confer with counsel of its choice as to the effects of waiving Section 1542, that said Section provides as follows: “A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

SECTION 2

MISCELLANEOUS

Section 2.01Notices.  All notices, offers of other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered as properly given or made (i) if delivered personally; or (ii) upon receipt by facsimile transmission (with written confirmation of receipt) or confirmed electronic mail; or (iii) after the expiration of the second business day following deposit with documented overnight delivery service; or (iv) five business days of transmission by regular mail.  All notices given or made pursuant hereto shall be so given or made to the parties at the following addresses:

(i) If to Norman:

John Norman

10949 Esteban Drive

Fort Myers, Florida 33912

Email: john@k9capital.com

With a copy, which shall not constitute notice, to:

Sharon Docherty Danco, PLLC

10411 Green Links Drive

Tampa, Florida 33626

Email: sdanco@sharondanco.com

(ii) If to EVO:

Christian Young

1544 Virginia Ave.

Glendale CA 91202

Email: chrisyoungjd@gmail.com

Lindsay Brewer

31 Via Di Nola

Laguna Beach CA 92677

Email: Lindsaymariebrewer@gmail.com

With a copy, which shall not constitute notice, to:

Tad Mailander

Mailander Law Office, Inc.

4811 49th Street

San Diego, CA 92115

Email: tad@mailanderlaw.net

The address of any party hereto may be changed by a notice in writing given in accordance with the provisions hereof.

Section 2.02Severability.  If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, or unenforceable, such provision shall be severed and enforced to the extent possible or modified in such a way as to make it enforceable, and the invalidity, illegality or unenforceability thereof shall not affect the validity, legality, or enforceability of the remaining provisions of this Agreement.

Section 2.03Binding on Affiliated Third Parties. This Agreement shall inure to the benefit of and shall be binding upon EVO and Norman and their respective agents, representatives, executors, administrators, trustees, personal representatives, partners, directors, officers, shareholders, agents, attorneys, insurers, employees, representatives, predecessors, successors, heirs, and assigns.

Section 2.04Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to principles of conﬂict of laws. Any controversy or claim arising out of or relating to this Settlement Agreement or the breach thereof, shall be settled by the application of California law pursuant to the arbitration procedures set out in Section 7.01 of the Share Transfer Agreement, which is incorporated herein by reference.

Section 2.05Counterparts.  This Agreement may be executed in multiple counterparts, all of which shall be deemed originals, and with the same effect as if all Parties had signed the same document. All of such counterparts shall be construed together with and shall constitute one Agreement, but in making proof, it shall only be necessary to produce one such counterpart. A facsimile transmission shall be as valid and enforceable as an original. DocuSign signatures are valid.

Section 2.06Entire Understanding.  This Agreement is the entire, final, and complete agreement of the Parties relating to the subject of this Agreement and supersedes and replaces all prior or existing written and oral agreements between the Parties or their representatives relating thereto.

Section 2.07Further Assurances.  The Parties agree to execute and deliver to each other such other documents, and to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement so long as the acts, things, or documents will not increase or extend any liability or obligation of the party or impose on the party any new or additional liability or obligation.

Section 2.08Amendments.  This Agreement shall not be amended or otherwise modified unless in writing signed by all of the Parties hereto.

Section 2.09Acknowledgment.  The Parties acknowledge (i) They have read this Agreement and have consulted with their respective attorneys concerning its contents and legal consequences and have requested any change in language necessary or desirable to effectuate their intent and expectations so that the rule of construction of contracts construing ambiguities against the drafting party shall be inapplicable; (ii) They have taken all corporate actions and obtained all corporate authorizations, consents and approvals as are conditions precedent to their authority to execute this Agreement, and thus warrant that they are fully authorized to bind the Party for which they execute this Agreement; and, (iii) There has been and will be no assignment or other transfer of any claim released herein, or any part thereof, and each Party agrees to defend, indemnify and hold harmless the other party from any claims, obligations, or other liabilities, including specifically attorney’s fees and costs incurred, which result from the assertion by any third party of a right to any claim which is released by this Agreement. The foregoing warranties and representations shall survive the execution and delivery of this Agreement.

Section 2.10Assignment.  This Agreement shall be binding upon and inure to the benefit of each Party hereto or to such party's heirs, executors, administrators, successors and assigns and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

Section 2.11Confidentiality.  Each of the Parties represents and agrees that it will keep the terms, provisions and amounts in this Agreement confidential and that it will not, without the consent of the other Party, disclose, divulge or furnish such confidential information to any person other than their immediate families, their attorney and accountant (all of whom will be informed of and bound by this confidentiality provision) except as required by law or, if necessary, to any applicable taxing authorities.

IN WITNESS WHEREOF, the parties have signed this agreement upon the date first written above.

DocuSign Envelope ID: 6717B042-E1B4-4B33-AC47-1347844496AB

EVOLUTION DEVELOPMENT GROUP, INC.

By: DocuSigned by: John Norman B376F5DFECDE487...

Its: Principal Executive Officer

JOHN NORMAN

By: DocuSigned by: John Norman B376F5DFECDE487...

JOHN NORMAN

Page 4 of 5

Schedule 1

Loan from Shareholder Ending Balance: $500,513.29
Date	Increase	Decrease	Balance
11/09/2021	$ 7,500.00		$(500,513.29)
11/02/2021	$10,000.00		$(493,013.29)
10/11/2021	$ 7,464.21		$(483,013.29)
10/06/2021	$ 5,000.00		$(475,549.08)
09/28/2021	$ 1,500.00		$(470,549.08)
09/23/2021	$ 5,000.00		$(469,049.08)
09/13/2021	$10,000.00		$(464,049.08)
09/07/2021	$ 1,500.00		$(454,049.08)
09/03/2021	$ 1,000.00		$(452,549.08)
08/27/2021	$ 5,000.00		$(451,549.08)
08/25/2021	$ 5,000.00		$(446,549.08)
08/23/2021	$ 5,000.00		$(441,549.08)
08/17/2021	$10,000.00		$(436,549.08)
08/09/2021	$20,000.00		$(426,549.08)
07/22/2021	$ 2,000.00		$(406,549.08)
07/14/2021	$18,000.00		$(404,549.08)
07/01/2021	$ 5,000.00		$(386,549.08)
06/14/2021	$10,037.86		$(381,549.08)
05/05/2021	$50,000.00		$(371,511.22)
04/30/2021	$10,000.00		$(321,511.22)
03/25/2021		20,000.00	$(311,511.22)
03/02/2021		25,000.00	$(331,511.22)
01/30/2021	$80,000.00		$(356,511.22)
01/07/2021	$50,000.00		$(276,511.22)
12/29/2020	$50,000.00		$(226,511.22)
09/29/2020	$40,000.00		$(176,511.22)
08/14/2020	$50,000.00		$(136,511.22)
04/03/2020	$25,000.00		$ (86,511.22)
02/18/2020	$25,000.00		$ (61,511.22)
02/07/2020	$25,000.00		$ (36,511.22)
05/16/2019		45,000.00	$ (11,511.22)
12/31/2018	$17,499.20		$ (56,511.22)
10/31/2018	$39,012.02		$ (39,012.02)